UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

    X       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
   ---                        EXCHANGE ACT OF 1934

            For the fiscal year ended            DECEMBER 31, 2003
                                     -------------------------------------------

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
   ---                        EXCHANGE ACT OF 1934

            For the transition period from                                to
                                          -------------------------------

                        ----------------------------------


                        COMMISSION FILE NUMBER 001-15081

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             UNIONBANCAL CORPORATION
                              400 California Street
                         San Francisco, California 94104

UNION BANK OF CALIFORNIA,
N.A. 401(k) PLAN AND TRUST
FINANCIAL STATEMENTS AS OF DECEMBER 31,
2003 AND 2002 AND FOR THE YEAR ENDED
DECEMBER 31, 2003, SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2003 AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------------


                                                                                  PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                             1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002  2

  Statement of Changes in Net Assets Available for Benefits for the Year Ended
    December 31, 2003                                                               3

  Notes to Financial Statements                                                    4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003--Form 5500, Schedule H,
  Part IV, Line 4i, Schedule of Assets (Held at End of Year)                        8


Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees and Participants
Union Bank of California, N.A. 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Union Bank of California, N.A. 401(k) Plan and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/ DELOITTE & TOUCHE LLP


San Francisco, California
June 22 , 2004

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


UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                    2003                2002

ASSETS:
  Investments, at fair value                   $681,671,314        $531,647,451
                                               ------------        ------------
  Contributions receivable:
    Employees                                     1,271,330           1,037,457
    Employer                                        391,576             323,253
                                               ------------        ------------
       Total contributions receivable             1,662,906           1,360,710
                                               ------------        ------------
       Total assets                             683,334,220         533,008,161

LIABILITIES -  Accrued trustee fees                  27,095              17,326
                                               ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS              $683,307,125        $532,990,835
                                               ============        ============

See notes to financial statements.



UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


INVESTMENT INCOME:
 Interest and dividends                                           $ 14,298,835
 Net appreciation in fair value of investments                     104,810,025
                                                                  ------------
      Total investment income                                      119,108,860
                                                                  ------------
CONTRIBUTIONS:
  Employees                                                         43,999,475
  Employer                                                          19,112,612
                                                                  ------------
           Total contributions                                      63,112,087
                                                                  ------------
DEDUCTIONS:
  Benefits paid                                                     32,625,534
  Trustee and administrative expenses                                  262,094
                                                                  ------------
           Total deductions                                         32,887,628
                                                                  ------------
TRANSFERS-IN PLAN MERGER WITH VALENCIA BANK AND TRUST                  982,971
                                                                  ------------

INCREASE IN NET ASSETS                                             150,316,290

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                532,990,835
                                                                  ------------
  End of year                                                     $683,307,125
                                                                  ============



See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.   GENERAL DESCRIPTION OF THE PLAN

     The following description of the Union Bank of California, N.A. 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPATION--All employees are eligible to participate in the Plan commencing on the first quarterly entry date following the employee's date of hire provided the date of hire is at least 30 or 31 days before the entry date.

     On November 1, 2002, UnionBanCal Corporation (the parent of Union Bank of California, N.A.) acquired Valencia Bank and Trust. Effective January 1, 2003, all employees of the acquired Valencia Bank and Trust became Plan Participants, provided they were eligible employees on that date. The assets and liabilities of the Valencia Bank and Trust plan were merged into the Plan effective May 1, 2003.

     ADMINISTRATION--Plan assets are managed by the investment managers designated by the Employee Deferred Compensation and Benefit Plans Administrative Committee ("EDCBPA"). The current investment managers are HighMark Capital Management, Inc. (an affiliate of the Union Bank of California, N.A. (the "Bank")), Vanguard Group Inc., RCM Capital Management, L.L.C., Bank of Ireland Asset Management (U.S.) Limited, Putnam Investments, and T. Rowe Price. The Investment Subcommittee of the EDCBPA assists the EDCBPA to prepare investment guidelines and monitor the performance of the investment managers. The Investment Subcommittee reports regularly to the EDCBPA, which in turn reports to the Directors' Executive Compensation and Benefits Committee ("Directors' Committee") (a committee of the Board of Directors). The Directors' Committee provides general oversight for the activities of the EDCBPA. Union Bank of California, N.A. serves as the trustee for the Plan.

     CONTRIBUTIONS--Each participant may elect to contribute 1% to 25% of his or her basic compensation as defined in the Plan on a pretax basis, subject to certain Internal Revenue Code limits. Matching pretax contributions are made by the Bank at a rate of 50% of employee pretax contributions, up to a maximum of 3% of basic compensation.

     Participants  may  also  elect  to  contribute  1% to  10% of  their  basic compensation on an after-tax basis. Pretax and after-tax employee contributions may not, in the aggregate, exceed 25% of basic compensation. The Bank may, at its discretion, make certain other contributions, including profit sharing. All contributions are subject to Internal Revenue Code ("IRC") limitations.

     All contributions and an allocation of Plan earnings are credited to an individual account established in the name and for the exclusive benefit of the participant and his or her beneficiaries. The account is charged with withdrawals and an allocation of plan losses.

     The Plan offers participants the choice of investing in ten different investment funds as well as the common stock of UnionBanCal Corporation. In addition, participants may also obtain loans which are secured by their vested account balances.

     Each participant has the option of determining the investment selections in which contributions and account balances are to be invested. The participant may direct all investments to one selection or divide investments among several selections in increments of 1% of total amounts allocated to investments.

     PARTICIPANT LOANS--The Plan allows participants to borrow up to 50% of their vested balance, up to a maximum loan of $50,000. Loans are secured by the balance in the participant's account and made for a period of 1 to 5 years, unless the loan is used to purchase a primary residence, in which case the term may extend to 15 years. The rate of interest is fixed and is equal to the Bank's secured passbook savings account rate in effect at the time of the loan. Principal and interest are paid ratably through payroll deductions.

     VESTING--The participants' vested account balances are used to provide benefits. All contributions, including Bank matching contributions and profit-sharing contributions, are fully vested and nonforfeitable at all times.

     BENEFITS--Participants will receive the vested value of their accounts as of the last valuation date, together with any vested contributions credited thereafter, thirty days after one of the following events, unless later payment is requested:

     o Retirement (available beginning at age 65, the normal retirement age under the Plan)

     o  Termination of employment (including death and disability)

     Distributions of vested benefits are made in single lump-sum payments, unless an equal payment plan was in place prior to July 1, 2001. Upon termination or partial termination of the Plan, the accounts of affected participants may continue to be held in trust or may be distributed to the participants as determined by the EDCBPA, but only to the extent permitted by law.

     PLAN TERMINATION--Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION--Investments are stated at fair value. Shares of mutual funds and commingled funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are carried at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses are charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value for such investments.

     ADMINISTRATIVE EXPENSES--Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

     PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution.

     ACCOUNTING ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including common stock, mutual funds and commingled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:

                                                     2003                2002

UnionBanCal Corporation common stock            $153,658,651        $104,234,681

Mutual funds:
  HighMark Diversified Money Market Fund          83,023,935          83,688,355
  HighMark Balanced Fund                          37,148,217          29,573,804
  HighMark Value Momentum Fund                   101,149,104          75,625,811
  Vanguard Index Trust 500 Portfolio              59,736,577          38,264,490
  PIMCO Dresdner RCM Large-Cap Growth Fund        51,133,296          38,912,899

Commingled fund - Stable Value Fund              103,400,622          96,434,461


     During 2003, net appreciation in fair value of investments was as follows:

       Common stock                                              $ 49,905,033
       Mutual funds                                                54,904,992
                                                                 ------------
       Total                                                     $104,810,025
                                                                 ============


4.   FEDERAL INCOME TAX STATUS OF THE PLAN

     The Plan has received a determination letter dated February 13, 2003, stating that the Plan and related trust are designed in accordance with applicable regulations of the IRC. The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

5.   RELATED PARTY TRANSACTIONS

     Certain investments of the Plan are managed by HighMark Capital Management, Inc., an affiliate of the Bank, and are held by the trustee, Union Bank of California, N.A. Those transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and trustee services amounted to $262,094 for the year ended December 31, 2003.

     At  December  31,  2003 and 2002,  the Plan held  2,665,253  and  2,654,308 shares, respectively, of common stock of UnionBanCal Corporation, with a cost basis of $74,464,448 and $67,974,417, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $3,214,053.

                                     ******



UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------

        IDENTITY                                                                            CURRENT
        OF ISSUER                            DESCRIPTION                      UNITS          VALUE

UnionBanCal Corporation*             UnionBanCal Corporation
                                       common stock                         2,665,253   $ 153,358,651

Registered investment companies:
  Union Bank of California, N.A.*    HighMark Diversified Money
                                       Market Fund                         83,023,935      83,023,935
  Union Bank of California, N.A.*    HighMark Bond Fund                     2,493,307      27,426,379
  Union Bank of California, N.A.*    HighMark Balanced Fund                 2,827,109      37,148,217
  Union Bank of California, N.A.*    HighMark Value Momentum Fund           4,556,267     101,149,103
  The Vanguard Group                 Vanguard Index Trust 500 Portfolio       586,919      59,736,577
  The Vanguard Group                 Vanguard Extended Index                  542,418      14,460,868
  Putnam Funds                       Putnam International Fund                246,151       5,115,023
  T. Rowe Price                      T. Rowe Price Small-Cap Stock Fund       980,226      27,426,717
  PIMCO Funds                        PIMCO Dresdner RCM Large-Cap
                                       Growth Fund                          4,278,937      51,133,296

Commingled fund:
  Union Bank of California, N.A.*    Stable Value Fund                    103,400,622     103,400,622

Union Bank of California, N.A.*      Participant Loans (2,300 loans
                                       outstanding with interest rates
                                       ranging from 7.5% to 12%)            N/A            18,291,926
                                                                                        -------------
                                                                                        $ 681,671,314
                                                                                        =============


*A party-in-interest, as defined by ERISA.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

                            By:             /S/ PAUL E. FEARER
                               -------------------------------------------------
                                                Paul E. Fearer
                                     Executive Vice President & Director,
                                               Human Resources
                                        Union Bank of California, N.A.

Date:   June 28, 2004

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                EXHIBIT
-------               -------

23.1     Consent of Deloitte & Touche LLP